FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK RECOMMENDS DIVIDEND OF SAR11 (US$2.93) PER SHARE FOR THE SECOND HALF OF 2003

The Board of Directors of The Saudi British Bank has recommended a final net dividend for 2003 of SAR11 (US$2.93) per share.

This follows the payment in August 2003 of an interim dividend of SAR9 (US$2.4) net per share, making a total net dividend for 2003 of SAR20 (US$5.33) per share compared to SAR16 (US$4.26) in 2002.

The final net dividend for 2003 of SAR11 (US$2.93) per share will be distributed to shareholders upon approval of the Board's recommendations at the bank's Annual General Meeting.

Total gross dividends for 2003 will amount to SAR832 million (US$222 million) which represents an increase of 25 per cent over the total gross dividends distributed in 2002.

Sheikh Abdullah Al Hugail, chairman of The Saudi British Bank, said: "The increase in the dividend distribution is a result of the bank's continuous efforts to grow return on shareholders funds. It also reflects recent successes, including the winning of two Euromoney awards, 'Best Bank in Saudi Arabia' and 'Best Equity House in Saudi Arabia', and the successful management of the Saudi Telecom Company (STC) IPO in 2003."

Note to editors:

HSBC Holdings plc

The Saudi British Bank is a 40 per cent, indirectly-held associate of HSBC Holdings plc which, with over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, is one of the world's largest banking and financial services organisations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 19, 2003